Exhibit 99.2

BROOGE ENERGY LIMITED

P.O. Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

The board of directors of Brooge Energy Limited (the “Company” or “we”) is soliciting proxies for the 2023 annual general meeting of the Company (the “Meeting”) to be held on December 15, 2023 at 6:00 pm Gulf Standard Time, or 9:00 a.m. U.S. Eastern Standard Time. The Meeting will be held at the offices of the Company located at Unit 1002-A, Opus by Omniyat Building, Al Aamal Street, Business Bay, Dubai, United Arab Emirates.

You can review and download the proxy statement and other proxy materials at the “Investor Relations — Annual Meeting 2023” section of the Company’s website at https://broogeenergy.com/annual-general-meeting-2023/, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to investor.relations@bpgic.com.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended, and as a result, is not required to comply with U.S. federal proxy requirements.

RECORD DATE, SHARE OWNERSHIP, QUORUM AND REQUIRED VOTE

Only holders of record of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”) at the close of business on October 18, 2023 (the “Record Date”) are entitled to notice of the Meeting, to attend the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

The holders of a majority of the Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum for all purposes. As of the close of business on the Record Date, 109,587,854 Ordinary Shares were issued and outstanding.

Proposal No. 1, the re-appointment of Dr. Yousef Mahmoud Mohammad Alassaf as a director of the Company requires an ordinary resolution, which is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy (an “Ordinary Resolution”).

Proposal No. 2, the re-appointment of Saleh Mohamed Yammout as a director of the Company requires an Ordinary Resolution.

Proposal No. 3, the re-appointment of Tony Boutros as a director of the Company requires an Ordinary Resolution.

Proposal No. 4, the re-appointment of Nariman N. Karbhari as a director of the Company requires an Ordinary Resolution.

Proposal No. 5, the re-appointment of Firoze Kapadia as a director of the Company requires an Ordinary Resolution.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. Each resolution put to the vote at the Meeting will be decided by poll.

This solicitation is made on behalf of the board of directors of the Company.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares of the Company beneficially owned by others, to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

If you are a shareholder of record, there are three ways to vote by proxy:

●	By Internet – You can vote over the Internet at http://proxyvote.com by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail. Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on December 14, 2023.

●	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. Telephone voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on December 14, 2023.

●	By Mail –You can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope contained with your proxy materials.

When votes by proxy cards are properly delivered, the Ordinary Shares they represent will be voted by the proxy holder at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the items set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Submitting your proxy by any of these methods will not affect your ability to attend the Meeting in-person and vote at the Meeting.

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which Paul Ditchburn of the Company, will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A proxy card for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed proxy card and then return it in accordance with the instructions printed on it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) not later than the time for the holding of the Meeting or adjourned Meeting in accordance with the articles of association of the Company. Returning the completed proxy card will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, all holders should sign the proxy card, however, if two or more persons are jointly registered as holders of a share, and two or more joint holders tender separate proxy cards, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	The quorum for the Meeting is one or more shareholders present in person or by proxy representing at least fifty percent (50%) of each class of shares in the Company entitled to vote on the resolutions to be considered at the Meeting. We urge you to please vote as soon as possible by one of the methods described on your proxy card.

6	The proxy card is for use by shareholders only. If the appointor is a corporate entity the proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	A proxy may vote on a poll.

Abstentions

Where any holder of Ordinary Shares affirmatively abstains from voting (or withholds their vote) on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Abstentions will have no effect on (i) the re-appointment of Dr. Yousef Mahmoud Mohammad Alassaf as a director of the Company (Proposal No. 1), (ii) the re-appointment of Saleh Mohamed Yammout as a director of the Company (Proposal No. 2), (iii) the re-appointment of Tony Boutros as a director of the Company (Proposal No. 3), (iv) the re-appointment of Nariman N. Karbhari as a director of the Company (Proposal No. 4), and (v) the re-appointment of Firoze Kapadia as a director of the Company (Proposal No. 5).

Broker Non-Votes

If you hold shares through an account with a bank or broker, the bank or broker may vote your shares on some matters even if you do not provide voting instructions. Brokerage firms have the authority under applicable rules to vote shares on certain matters when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a “broker non-vote” occurs. This means that brokers may not vote your shares on Proposal Nos. 1 through 5 (the re-appointment of the current directors) if you have not given your broker specific instructions as to how to vote. Shares represented by “broker non-votes” will be counted for purposes of determining a quorum. “Broker non-votes” are not counted as voting power present and therefore are not counted in the votes, and will have no effect, with respect to the re-appointment of the directors named in Proposal Nos. 1 through 5.

REVOCABILITY OF PROXIES

Any proxy given by a holder of Ordinary Shares by means of a proxy card pursuant to this solicitation may be revoked by submitting a written notice of revocation or a fresh proxy card bearing a later date, which must be received before 11:59 p.m. Eastern Time on December 14, 2023, or by attending the Meeting and voting in person.

ATTENDING THE 2023 ANNUAL GENERAL MEETING

All shareholders of the Company are cordially invited to attend the Meeting in person. Please note that only shareholders attending in person will be able to participate in the Meeting, including having the ability to vote or ask questions during the Meeting. Only shareholders present in person or represented by proxy will be treated as present for quorum purposes.

In order for us to better protect your health and safety and enable us to comply with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, if you plan to attend the Meeting in person, we ask that you please register in advance by following the instruction on our website at https://broogeenergy.com/annual-general-meeting-2023/ no later than 6:00 p.m. Gulf Standard Time on December 1, 2023. We cannot guarantee access to the Meeting for holders of Ordinary Shares who did not register.

On the day of the Meeting, please plan to arrive at office 1 Unit 1002-A, Opus by Omniyat Building, Al Aamal Street, Business Bay, Dubai, United Arab Emirates between 4:30 p.m. and 5:30 p.m. Gulf Standard Time, for check-in. Please bring a photo identification document (e.g., a passport), for beneficial owners, please also bring proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership) and for corporate representatives, please also bring the relevant power of attorney (signed and stamped), for check-in.

To safeguard the health and safety of everyone who will attend the Meeting in person and as may be required by applicable laws and regulations in effect at the time, we may implement certain precautionary measures, including:

●	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

●	requiring you to submit a health declaration form before you are permitted to attend the Meeting;

●	requiring you to wear a surgical face mask at all times during the Meeting (please note that no surgical face mask will be provided at the Meeting and all attendees should wear their own surgical face masks); and

●	no corporate gifts will be provided and no drinks or refreshments will be served.

Any record or beneficial holder of Ordinary Shares and any duly appointed proxy or corporate representative of a record or beneficial holder of Ordinary Shares, or any person claiming a right to attend the Meeting, must be, and must appear to be in good health to attend the Meeting both at the point of entry and throughout the proceedings of the Meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the Meeting, or may be instructed to leave the Meeting at any time. All officers and agents of the Company reserve the right to refuse any person entry to the Meeting, or to instruct any person to leave the Meeting, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Meeting.

PROPOSAL NOS. 1 THROUGH 5
(APPOINTMENT OF DIRECTORS)

The board of directors is currently composed of five directors. The Company’s board of directors has nominated each of the existing directors, Dr. Yousef Mahmoud Mohammad Alassaf, Saleh Mohamed Yammout, Tony Boutros, Nariman N. Karbhari, and Firoze Kapadia for election to be re-appointed as a director of the Company in accordance with the articles of association of the Company.

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Yousef Mahmoud Mohammad Alassaf be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 1”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Saleh Mohamed Yammout be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 2”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Tony Boutros be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 3”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Nariman N. Karbhari be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 4”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Firoze Kapadia be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 5”).

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Dr. Yousef Mahmoud Mohammad Alassaf	63	Chairman and Director

Saleh Mohamed Yammout	34	Director

Tony Boutros	56	Director
Nariman N. Karbhari	75	Director
Firoze Kapadia	57	Director

Dr. Yousef Mahmoud Mohammad Alassaf

Dr. Yousef Mahmoud Mohammad Alassaf is the Chairman of the Board of Directors and a member of the audit committee. Dr. Alassaf joined the then-parent entity of the Company’s operating subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) in October 2018. Dr. Alassaf is also the President of the Rochester Institute of Technology (Dubai). Prior to this, Dr. Alassaf held a range of other academic positions over the last 30 years, most recently as the Dean of the College of Engineering at the American University of Sharjah (from 2006 to 2013), which he joined as an Associate Professor in 1991. Dr. Alassaf started his academic career as a Research and Teaching Assistant at Oxford University from 1985 to 1987. Dr. Alassaf holds a BSc from Sussex University in Electrical Engineering, a PhD from Oxford University and completed the Executive Leadership Certificate Program from Cornell University in 2008.

Saleh Mohamed Yammout

Saleh Yammout is a former Chief Financial Officer of the Company and BPGIC. Mr. Yammout joined BPGIC in October 2018 and stepped down from his role as Chief Financial Officer in April 2020. Mr. Yammout served as the Vice President (Finance & Administration) at the Rochester Institute of Technology (Dubai), having joined in 2014. Prior to this, he was a Senior Consultant at PwC from 2012 to 2014, and an Analyst at Al Hilal Bank from 2011 to 2012. Mr. Yammout holds a BSc in Economics with a concentration on International Relations from the Rochester Institute of Technology in New York.

Tony Boutros

Tony Boutros is the Chairman of the audit committee, a member of the compensation committee and a Director of the Company. Mr. Boutros is a Certified Public Accountant (CPA) from the state of New Hampshire – USA and the Chairman of the Standards Committee (International Financial Reporting Standard – IFRS and International Standard on Auditing- ISA) at the Lebanese Association of Certified Public Accountant (LACPA). Mr. Boutros was the Managing Partner of Boutros, Cordahi & Associates (BCA) prior to joining the Company. BCA is a Professional Civil Company providing audit, tax and advisory practice including financial due diligence, feasibility studies and valuations. BCA is the Lebanese Member Firm of Ecovis International. From May 2013 – May 2019 he served as Managing Partner of Boutros, Saghir and Associates “BSA”, a Professional Civil Company. Prior to that he worked as an audit and advisory contractor at Usamah Tabbarah & Co – Nexia International (UTCNEXIA) from April 2012 – January 2013. Mr. Boutros worked at KPMG Lebanon from 2002 – 2012, including as the Lead Audit Partner, and at PricewaterhouseCoopers Lebanon from 1998 – 2002. Mr. Boutros is a Lebanese Certified Accountant and has a Master of Business Administration from the Lebanese American University.

Nariman Karbhari

Nariman Karbhari is the Chairman of the compensation committee, a member of the audit committee and a Director of the Company. Mr. Karbhari worked as the Managing Director and CEO of Spenta Advisory FZE from 2015 through 2021 where he was responsible for arranging banking facilities for clients. From 2013 – 2015 he was Head of Corporate and Commercial Banking, Finance House PJSC, and from 2009 – 2013 he was Head of Investments and Treasury, Al Jaber Group, where he was responsible for arranging syndications, raising other banking facilities and managing investment portfolios in excess of AED 2.5 billion to 3 billion. He was also Head of Corporate, National Bank of Dubai, Abu Dhabi Region from 2005 – 2009 and Deputy Head of Corporate Banking, National Bank of Abu Dhabi, from 1994 – 2008. Prior to that, he worked as a relationship manager at the National Bank of Fujairah and the Commercial Bank of Dubai and as an accountant at Al Abbas Trading Co., Dubai.

Firoze Kapadia

Firoze Kapadia is a Director of the Company. Mr. Kapadia joined the Al Sayegh Group as Group Chief Financial Officer in 2011 to oversee its expansion into Africa in the mining and agro commodities sector. Mr. Kapadia oversaw the group’s first mining IPO on ADX. Mr. Kapadia has also been involved with spearheading the group’s foray into the agro commodity sector and acted as the CEO of the business. In his role of Group Chief Financial Officer, Mr. Kapadia had the responsibility for ensuring preparation of consolidated statutory financial statements, preparation of appropriate accounting policies and procedures at group level, ensuring staff technical training for the finance department and ensuring that group companies file regular VAT returns.

Existing Voting Agreements

After careful consideration, the Company’s board of directors has determined that each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4 and Proposal No. 5 is fair to and in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4 and Proposal No. 5.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the proxy card to vote the Ordinary Shares they represent as the board of directors may recommend.

ATTENDING THE 2023 ANNUAL GENERAL MEETING VIA TELEPHONE

We are providing shareholders with the ability to attend the Meeting via telephone. In order to attend the Meeting from the United States, please dial 1-877-425-9470 or 1-201-389-0878. To attend the Meeting via telephone from the United Arab Emirates, please dial 800 035 703 290 otherwise you may access the following link: https://viavid.webcasts.com/starthere.jsp?ei=1641838&tp_key=0aa8cb445f.

IMPORTANT NOTE REGARDING ATTENDING THE 2023 ANNUAL GENERAL MEETING VIA TELEPHONE

If you intend to attend the Meeting via telephone, we urge you to please vote as soon as possible by one of the methods described on your proxy card and under “Voting and Proxy Cards — Voting by in advance of the Meeting” above.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE PRIOR TO 11:59 P.M., EASTERN TIME, ON DECEMBER 14, 2023 OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD IN ADVANCE OF THE MEETING.

By Order of the Board of Directors,

Dr. Yousef Mahmoud Mohammad Alassaf

Chairman

Dated: 07 November, 2023

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Additional information about the Company, including its Code of Ethics and Business Conduct for all of its officers, directors and employees, is available in the “Investor Relations — Corporate Governance” section of the Company’s website at https://broogeenergy.com/investor-relations/corporate-governance/.